Exhibit 7.1

	2015	2014	2013	2012	2011
Other financial data	%	%	%	%	%
Dividend payout ratio (1)	—	(300.0)	—	—	—
Average owners' equity as a percentage of average total assets	18.8	9.0	4.2	3.3	2.4
Capital ratio - Tier 1	30.1	24.5	23.2	13.9	12.0
Capital ratio - Total	42.5	33.9	26.1	19.8	17.5
Ratio of earnings to fixed charges only (3)
– including interest on deposits	0.84	0.83	0.73	0.13	0.89
– excluding interest on deposits	0.77	0.71	0.35	—	0.57

Notes:

(1)	Dividend payout ratio represents dividends declared on a per share basis as a percentage of net (loss)/profit attributable to ordinary shareholders.

(2)	Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity. Negative ratios have been excluded.

(3)	For this purpose, earnings consist of income before tax plus fixed charges. Fixed charges consist of total interest expense, including or excluding interest on deposits. Deposits include banks and total customer accounts. The coverage deficiency for total fixed charges excluding interest on deposits for the year ended 31 December 2015 is €48 million (2014 - €57 million; 2013 - €142 million; 2012 - €887 million; 2011 - €186 million).